

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05003112

DIVISION OF
CORPORATION FINANCE

January 31, 2005

Thomas D. Carney
Sr. Vice President and General Counsel
Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, MI 48108

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/31/2005

Re: Borders Group, Inc.
Incoming letter dated December 22, 2004

Dear Mr. Carney:

This is in response to your letters dated December 22, 2004, January 3, 2005 and January 19, 2005 concerning the shareholder proposal submitted to Borders by John Chevedden. We also have received letters from the proponent dated January 7, 2005 and January 21, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, MI 48108

t: 734-477-1977
f: 734-477-1370
www.tcarney@bordersgroupinc.com

BORDERS
GROUP

December 22, 2004

Via Federal Express
Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholder Proposal Submitted to Borders Group, Inc. by John Chevedden

Ladies and Gentlemen:

Borders Group, Inc. (the "Company") has received a shareholder proposal from Mr. John Chevedden for consideration at the Company's 2005 Annual Meeting of Shareholders, which is scheduled to be held on May 19, 2005. For the reason set forth below, the Company intends to omit Mr. Chevedden's proposal (the "Proposal") from the proxy statement and form of proxy for the 2005 annual meeting.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, enclosed are: (i) the original and five copies of this letter, which includes an explanation of why the Company believes it may exclude the Proposal; and (ii) six copies of the Proposal. A copy of this letter is also being sent to Mr. Chevedden to notify him that the Company intends to omit the Proposal from the Company's proxy statement for its 2005 annual meeting.

The Company intends to omit the Proposal for the following reason:

The Proposal requests that the Board seek shareholder approval for future golden parachute payments for senior executives. On December 10, 2004, the Board of Directors of the Company adopted the following Policy Statement on Executive Severance Payments (the "Policy"):

> "The Board of Directors of Borders Group, Inc. (the "Company") shall seek shareholder approval of any severance agreement with any executive of the Company that provides Benefits payable by the Company with a total estimated present value exceeding 2.99 times the sum of the executive's annual base salary plus target bonus for the year in which the severance occurs. 'Severance Agreements' shall include employment agreements containing severance provisions, retirement or other termination agreements, and agreements renewing, modifying or extending existing such agreements. Subject to the exclusions noted below, 'Benefits' include lump-sum cash payments (including payments in lieu of medical and other benefits) and the estimated present value of periodic retirement payments, welfare benefits and consulting fees or expenses to be paid to the executive after termination of employment for a reason other than death or disability, but shall not include (i) any payment of earned but unpaid salary and

> bonus though the employment termination date; (ii) any benefits under any long-term Incentive plan, non-qualified deferred compensation plan, tax-qualified retirement or savings plan, group welfare plans or any similar plan in which other employees participate, or (iii) any payment that a committee consisting solely of independent directors determines in good faith, after consulting with counsel selected by such committee, to be a reasonable settlement of any claim made against the Company. If due to timing constraints or other reasons, a committee consisting solely of independent directors determines that it would be in the best interests of shareholders to enter into a severance agreement before obtaining shareholder approval, the Board may seek approval after the material terms have been agreed upon but the payment of any Benefit in excess of the foregoing limits must be contingent upon shareholder approval of the severance agreement. This Policy shall take effect upon adoption and apply only to severance agreements adopted, amended or extended after that date."

The Company believes that the Board's adoption of the Policy on December 10, 2004 substantially implemented the Proposal within the meaning of Rule 14a-8(i). The Policy incorporates the substance of the Proposal, and clearly defines the benefits that are to be included in calculating the amount of permissible payments under the Policy. In essence, we believe that the Policy provides the shareholder rights sought by the Proposal, and thus the adoption of the Policy has substantially implemented the Proposal within the meaning of Rule 14a-8(i).

On the basis of the foregoing, it is the Company's position that the Proposal may be omitted from the Company's proxy materials for the 2005 annual meeting pursuant to Rule 14a-8(i). Borders Group, Inc. respectfully requests the concurrence of the staff of the Commission that the Proposal may be excluded from the Company's proxy statement relating to its 2005 annual meeting.

The Company has provided a copy of the Policy to Mr. Chevedden and has requested that he withdraw the Proposal. We will notify the Commission promptly if he withdraws the Proposal.

The Company intends to release definitive copies of its proxy materials to its shareholders on or about April 1, 2005.

If you have any questions concerning this matter, please contact the undersigned at 734-477-1977 or via email at tcarney@bordersgroupinc.com.

Sincerely,



Thomas D. Carney
Vice President and General Counsel

TDC:kk
Enclosures

cc: John Chevedden

J:\BGI\TDC\PROXY\PROXY_05\SEC_ShareProp.doc

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

Mr. Gregory Josefowicz
Chairman
Borders Group, Inc. (BGP)
100 Phoenix Drive
Ann Arbor, MI 48108
PH: 734-477-1100
FX: 734-477-4538

12-8-04 UPDATE
[signature]

Dear Mr. Josefowicz,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

[signature] November 10, 2004

John Chevedden
Shareholder

cc: Thomas Carney
PH: 743-477-1100
FX: 734-477-1370

[December 8, 2004]

3 – Golden Parachute Vote Provision

RESOLVED: Golden Parachute Vote Provision. Shareholders request that our Board of Directors seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 299% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance or employment agreements with golden parachute or severance provisions.

This includes that golden parachutes not be given for a change in control or merger which is approved but not completed. Or for executives who transfer to a successor company. This proposal would include to the fullest extent each golden parachute that our company has or will have the power to grant or modify.

Our company would have the flexibility of seeking approval after the material terms of a golden parachute were agreed upon.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

51% Yes-Vote

The 26 shareholder proposals voted on this topic achieved an impressive 51% average yes-vote in 2004.

Progress Begins with a First Step

I believe the reason to take the above RESOLVED step is reinforced by our directors' vulnerability when compared to best practices in corporate governance. For instance in 2004 it was reported (and concerns are inserted):

- Two former officers of our company lingered on our board: Robert DiRomualdo and George Mrkonic – could hold back our current CEO in making needed changes.
- Our directors can still adopt a poison pill at virtually any time and potentially deny a shareholder vote on such a poison pill until after a proxy contest is decided contrary to shareholder value.
- We had no Independent Board Chairman – independence concern.
- Our full Board met only 5-times in a full year – commitment concern.
- Our key Audit Committee met only 4-times in a full year – oversight concern.
- Four directors were allowed to hold from 4 to 6 director seats each – over-extension concern.
- The Chairman of our key Audit Committee was allowed to hold 4 board seats.

This vulnerability of our corporate governance reinforces the reason to adopt the one RESOLVED statement in this proposal.

Golden parachutes can allow our executives to walk away with millions even if our shareholder value languishes during their tenure. One example was the $150 million in parachutes for Northrop Grumman executives after a proposed merger with Lockheed Martin fell apart.

A shareholder approval requirement may induce restraint when parties negotiate such agreements. Moreover, if a change in control situation does occur, the reason may be that executives have not managed our company in ways that maximize shareholder value.

Institutional investors such as the California Public Employees Retirement System recommended shareholder approval of golden parachutes in their proxy voting guidelines. The Council of Institutional Investors favored shareholder approval if the amount payable exceeds 200% of the senior executive's annual base salary.

Golden Parachute Vote Provision
Yes on 3

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

The above format is the format submitted and intended for publication. It is requested that the company not toy with the formatted margins and indentations or use white-space to separate heading from accompanying text – as was the company practice in 2003.

Please advise if there is any typographical question.

Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, MI 48108

t: 734-477-1981
f: 734-477-1370
www.bordersgroupinc.com

BORDERS
GROUP

January 3, 2005

Via Federal Express
Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholder Proposal Submitted to Borders Group, Inc. by John Chevedden

Ladies and Gentleman:

In reviewing my letter of December 22, 2004 to the Commission relating to the Shareholder Proposal submitted to Borders Group, Inc. (the "Company") by Mr. John Chevedden, I noticed that I omitted to include a complete reference to the paragraph within Rule 14a-8 (i) that serves as the basis for the Company's position that the Proposal may be excluded from our proxy statement. This will clarify that our position is based upon Rule 14a-8(i)(10).

Sincerely,



Thomas D. Carney
Sr. Vice President and General Counsel

cc: John Chevedden

J:\BGI\TDC\PROXY\PROXY_05\SEC_ltr2.DOC

Borders, Inc. and Walden Book Company, Inc. are subsidiaries of Borders Group, Inc.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 7, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Borders Group, Inc. (BGP)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Golden Parachutes and Shareholder Vote
Proponent: John Chevedden

Ladies and Gentlemen:

The Rule 14a-8 proposal reads:
"RESOLVED: Golden Parachute Vote Provision. Shareholders request that our Board of Directors seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 299% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance or employment agreements with golden parachute or severance provisions.

"This includes that golden parachutes not be given for a change in control or merger which is approved but not completed. Or for executives who transfer to a successor company. This proposal would include to the fullest extent each golden parachute that our company has or will have the power to grant or modify.

"Our company would have the flexibility of seeking approval after the material terms of a golden parachute were agreed upon."

In contrast to the Rule 14a-8 text the company "Policy" does not address these points in the rule 14a-8 proposal:
• This includes that golden parachutes not be given for a change in control or merger which is approved but not completed.
• Or for executives who transfer to a successor company.

Furthermore the company does not argue that these points are immaterial.

The company introduces big loopholes in its "Policy" compared to the rule 14a-8 proposal and without explanation with "Benefits ... shall not include
(i) any payment of earned but unpaid salary and bonus through the employment termination date;

(ii) any benefits under any long-term Incentive plan, non-qualified deferred compensation plan, tax-qualified retirement or savings plan, group welfare plans or any similar plan in which other employees participate, or
(iii) any payment that a committee consisting solely of independent directors determines in good faith, after consulting with counsel selected by such committee, to be a reasonable settlement of any claim made against the company."

There is no provision for notice to shareholders of this policy. Additionally there is no provision for notice to shareholders if and when this policy is materially relaxed. Thus this creates the impression that the company may have a fleeting or transitory policy to last until the no action request period is past.

The secrecy of the purported implementation gives the impression that the company does not have a serious policy or does not want to follow its policy for any length of time.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Sincerely,


John Chevedden

cc: Thomas Carney

[December 8, 2004]
3 – Golden Parachute Vote Provision

RESOLVED: Golden Parachute Vote Provision. Shareholders request that our Board of Directors seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 299% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance or employment agreements with golden parachute or severance provisions.

This includes that golden parachutes not be given for a change in control or merger which is approved but not completed. Or for executives who transfer to a successor company. This proposal would include to the fullest extent each golden parachute that our company has or will have the power to grant or modify.

Our company would have the flexibility of seeking approval after the material terms of a golden parachute were agreed upon.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

51% Yes-Vote
The 26 shareholder proposals voted on this topic achieved an impressive 51% average yes-vote in 2004.

Progress Begins with a First Step
I believe the reason to take the above RESOLVED step is reinforced by our directors' vulnerability when compared to best practices in corporate governance. For instance in 2004 it was reported (and concerns are inserted):

- Two former officers of our company lingered on our board: Robert DiRomualdo and George Mrkonic – could hold back our current CEO in making needed changes.
- Our directors can still adopt a poison pill at virtually any time and potentially deny a shareholder vote on such a poison pill until after a proxy contest is decided contrary to shareholder value.
- We had no Independent Board Chairman – independence concern.
- Our full Board met only 5-times in a full year – commitment concern.
- Our key Audit Committee met only 4-times in a full year – oversight concern.
- Four directors were allowed to hold from 4 to 6 director seats each – over-extension concern.
- The Chairman of our key Audit Committee was allowed to hold 4 board seats.

This vulnerability of our corporate governance reinforces the reason to adopt the one RESOLVED statement in this proposal.

Golden parachutes can allow our executives to walk away with millions even if our shareholder value languishes during their tenure. One example was the $150 million in parachutes for Northrop Grumman executives after a proposed merger with Lockheed Martin fell apart.

A shareholder approval requirement may induce restraint when parties negotiate such agreements. Moreover, if a change in control situation does occur, the reason may be that executives have not managed our company in ways that maximize shareholder value.

Institutional investors such as the California Public Employees Retirement System recommended shareholder approval of golden parachutes in their proxy voting guidelines. The Council of Institutional Investors favored shareholder approval if the amount payable exceeds 200% of the senior executive's annual base salary.

Golden Parachute Vote Provision
Yes on 3

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

The above format is the format submitted and intended for publication. It is requested that the company not toy with the formatted margins and indentations or use white-space to separate heading from accompanying text – as was the company practice in 2003.

Please advise if there is any typographical question.

Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, MI 48108

t: 734-477-1981
f: 734-477-1370
www.bordersgroupinc.com

BORDERS GROUP

January 19, 2005

Via Federal Express
Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholder Proposal Submitted to Borders Group, Inc. by John Chevedden

Ladies and Gentleman:

The purpose of this letter is to respond to the letter of January 7, 2005 from Mr. John Chevedden to the Commission relating to Mr. Chevedden's shareholder proposal to Borders Group, Inc. (the "Company"). Our response to the points made in Mr. Chevedden's letter, which was received by the Company on January 18, 2005, is as follows:

1. Contrary to Mr. Chevedden's statement, the Borders Group Policy Statement on Executive Severance Agreements (the "Policy") applies to all executive severance agreements entered into by the Company, whether given in connection with a change in control or merger, the transfer of an executive to a successor company, or otherwise. The Policy is a blanket Policy covering all executive severance agreements of the Company.

2. We have included a specific definition of the term "Benefits" in the Policy to clearly specify the items that must be considered by the Company in entering into agreements consistent with the Policy. Mr. Chevedden's proposal merely refers to the term benefits without defining it, and thus is extremely unclear as to what is covered and what is not covered by his proposal.

3. There is no element of secrecy in the adoption or implementation of the Policy. The Policy will be posted on the Company's web site prior to the mailing of our proxy materials to shareholders, and any future revisions to the Policy also will be posted on our website. This approach is consistent with our past practice, which has been to post all of our corporate governance documents and policies, including our previously adopted Policy Statement on Poison Pills, on our web site.

Please contact me at 734-477-1977 if you have questions or require any additional information.

Sincerely,



Thomas D. Carney
Sr. Vice President and General Counsel

cc: John Chevedden

J:\BGI\TDC\PROXY\PROXY_05\SEC_ltr3.DOC

Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, MI 48108

t: 734-477-1981
f: 734-477-1370
www.bordersgroupinc.com

BORDERS
GROUP

January 19, 2005

Via Federal Express
Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholder Proposal Submitted to Borders Group, Inc. by John Chevedden

Ladies and Gentleman:

The purpose of this letter is to respond to the letter of January 7, 2005 from Mr. John Chevedden to the Commission relating to Mr. Chevedden's shareholder proposal to Borders Group, Inc. (the "Company"). Our response to the points made in Mr. Chevedden's letter, which was received by the Company on January 18, 2005, is as follows:

1. Contrary to Mr. Chevedden's statement, the Borders Group Policy Statement on Executive Severance Agreements (the "Policy") applies to all executive severance agreements entered into by the Company, whether given in connection with a change in control or merger, the transfer of an executive to a successor company, or otherwise. The Policy is a blanket Policy covering all executive severance agreements of the Company.

2. We have included a specific definition of the term "Benefits" in the Policy to clearly specify the items that must be considered by the Company in entering into agreements consistent with the Policy. Mr. Chevedden's proposal merely refers to the term benefits without defining it, and thus is extremely unclear as to what is covered and what is not covered by his proposal.

3. There is no element of secrecy in the adoption or implementation of the Policy. The Policy will be posted on the Company's web site prior to the mailing of our proxy materials to shareholders, and any future revisions to the Policy also will be posted on our website. This approach is consistent with our past practice, which has been to post all of our corporate governance documents and policies, including our previously adopted Policy Statement on Poison Pills, on our web site.

Please contact me at 734-477-1977 if you have questions or require any additional information.

Sincerely,



Thomas D. Carney
Sr. Vice President and General Counsel

cc: John Chevedden

J:\BGI\TDC\PROXY\PROXY_05\SEC_ltr3.DOC

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 21, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Borders Group, Inc. (BGP)
Shareholder Position on Supplemental Company No-Action Request
Rule 14a-8 Proposal: Golden Parachutes and Shareholder Vote
Proponent: John Chevedden
Implemented or is it Scuttle the Issue

Ladies and Gentlemen:

The Rule 14a-8 proposal reads:
"RESOLVED: Golden Parachute Vote Provision. Shareholders request that our Board of Directors seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 299% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance or employment agreements with golden parachute or severance provisions."

The proposal asks that golden parachutes not be granted when an executive retains his employment. The company inscrutably responds that the size of retained executives' golden parachutes are governed by the new company policy.

The company made no EDGAR filing of its purported Policy. The information on the company website can come down the same day that the Staff letter is issued or even before. The company does not even claim that the purported company policy will be announced as a new policy. The company gives no reason to expect that it will do anything more than bury the information somewhere in its existing website. The company does not commit to make a formal announcement if it promptly discontinues its new purported policy.

The company argues that since it has a more detailed description of benefits it can thus maximize the amount of benefits that escape coverage by its policy compared to coverage intended by the shareholder proposal.

Scuttle an Issue

This company response could be another version of "scuttle the issue" responses to shareholder proposals. One version of the guise of "scuttle the issue" is companies putting shareholder proposal topics on their ballots with enormous voting percentages required for adoption. For instance up to 80% of shares outstanding – in order to scuttle the issue. This is under the guise of "substantially implemented."

Beth Young, co-author of the *Shareholder Proposal Handbook*, 2001, said some companies set a high bar on shareholder votes in order to scuttle an issue. "They want to have their cake and eat it too," Young said. "They can say, 'We were responsible to shareholder sentiment, but they couldn't get the vote required.' " Young is currently Senior Research Associate at The Corporate Library and authors TCL research reports in several disciplines, including takeover defenses.

Reference: Puget Sound Business Journal, March 19, 2004
http://seattle.bizjournals.com/seattle/stories/2004/03/22/story6.html?t=printable

I do not believe the company should be allowed to scuttle the issue here with a weak shadow of a policy that can be promptly terminated at any time by taking it down from a website.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc: Thomas Carney

PUGET SOUND Business Journal
Business Leaders Get It.

EXCLUSIVE REPORTS

From the March 19, 2004 print edition

Weyerhaeuser puts plan to a vote

Eric Engleman
Staff Writer

In a bow to investor pressure, Weyerhaeuser Co. is giving shareholders a chance to amend the company's charter to make board members stand for election each year, instead of every three years.

But the company set a high threshold for passing the amendment, making the prospects for approval unclear.

In a proxy statement recently filed with the Securities and Exchange Commission, the Federal Way-based forest-products company said it would put the issue of annual elections to a shareholder vote at its annual meeting on April 13.

Institutional investors have long demanded annual elections at Weyerhaeuser to make directors more accountable.

At the company's annual meeting last year, shareholders passed a nonbinding proposal in favor of the change, with 64 percent of the votes cast favoring the change.

Weyerhaeuser management has consistently opposed the idea, arguing that the current system of staggered, three-year terms preserves leadership continuity and provides a measure of protection against hostile takeover attempts.

"We think it helps us plan more effectively over the long term and provides greater assurance that you have some directors at any given time who understand the business," said company spokesman Frank Mendizabal.

Weyerhaeuser set a high threshold for approving the annual-election amendment. Shareholders representing at least 66 percent of the company's outstanding shares must vote in favor of the measure for it to pass, Mendizabal said.

Outstanding shares represent the entire spectrum of shareholders in the company, not just the shareholders who vote at annual meetings.

Beth Young, a senior research associate at the New York-based Council of Institutional Investors, said some companies set a high bar on shareholder votes in order to scuttle an issue.

"They want to have their cake and eat it too," Young said. "They can say, 'We were responsible to shareholder sentiment, but they couldn't get the vote required.' "

Campaigns to destagger, or "declassify," boards have gained momentum in recent years as shareholders take a closer interest in corporate governance. Large institutional investors like pension funds and mutual funds have frequently backed measures to reduce executive entrenchment.

Reach Eric Engleman at 206-447-8505 ext. 117 or eengleman@bizjournals.com.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 31, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Borders Group, Inc.
Incoming letter dated December 22, 2004

The proposal requests that the board seek shareholder approval for future "golden parachutes" with senior executives that provide "benefits" exceeding 299 percent of the sum of the executive's base salary plus bonus.

There appears to be some basis for your view that Borders may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Borders omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Sara D. Kalin
Attorney-Advisor